EXHIBIT A
Agrium Inc. Conference Call
December 3, 2007

Corporate Speakers
•	Richard Downey	Agrium Inc	Senior Director — IR
•	Mike Wilson	Agrium Inc.	President, CEO
•	Richard Gearheard	Agrium Inc.	SVP — Retail
•	Bruce Waterman	Agrium Inc	SVP — Finance, CFO

Participants
•	Mark Connelly	Credit Suisse	Analyst
•	Don Carson	Merrill Lynch	Analyst
•	Paul D’Amico	TD Newcrest	Analyst
•	Mike Judd	Greenwich Consultants	Analyst
•	Edlain Rodriguez	Goldman Sachs	Analyst
•	Jacob Bout	CIBC World Markets	Analyst
•	David Silver	JPMorgan	Analyst
•	Scott Middleman	Jefferies & Co	Analyst
•	Brian MacArthur	UBS	Analyst
•	Steve Burn	Merrill Lynch	Analyst
•	Frank Rybinski	UBS	Analyst
•	Marshall Reid	Banc of America Securities	Analyst
•	Charles Neivert	Morgan Stanley	Analyst
•	Brian Yu	Citigroup	Analyst
•	Michael Lewis	Jay Advisors	Analyst
PRESENTATION
Operator: Good day, everyone, and welcome to today’s Agrium Incorporated conference call. Following today’s remarks we will conduct an electronic question and answer session. Instructions on how to pose your question will be given at that time. As a reminder, this call is being recorded.
To follow the slides, please go to www.agrium.com. Go to the Investor Relations tab, under Featured Events, and on the top, above the Desjardins banner, you’ll see Agrium Conference Call. Again, go to www.agrium.com, Investor Relations tab, under Featured Events, on top of the Desjardins banner, you’ll see Agrium Conference Call, and you can click there to follow the slides.
Now for opening remarks and introductions I would like to turn the conference over to Mr. Richard Downey, Senior Director of Investor Relations. Please go ahead, sir.
Richard Downey: Good morning, everyone, and welcome to Agrium’s conference call pertaining to our agreement to acquire UAP. On the phone with us today is Mr. Mike Wilson, President and CEO of Agrium. He is joined by our CFO, Mr. Bruce Waterman, and Richard Gearheard, our Senior VP of Retail.
As we conduct this conference call, various statements that we make about future expectations, plans, and prospects contain forward-looking information. Certain material assumptions were applied in making these forecasts and conclusions. Therefore, actual results could differ materially from those contained in our forward-looking information.

Additional information about these factors are obtained — or can be obtained from our press release issued this morning, our current quarterly report, our most recent annual report, MD&A, and annual information form filed with Canadian and U.S. Securities Commissions to which we direct you. I will now turn the call over to Mr. Mike Wilson.
Mike Wilson: Thank you, Richard, and good morning. I’d like to welcome everyone to the call this morning, and thank you for joining us.
First of all, I’d like to say how excited I am about the acquisition we announced this morning. When we look at any opportunity, our goal is to ensure, first and foremost, that it generates solid returns for our shareholders and fits our strategy and vision. And it should also benefit our customers and employees. We believe that by bringing two of the major U.S. agricultural retailers together, we can create a stronger organization, which can generate significant synergies and meet all of these criteria.
This morning’s presentation will be available in play-back mode and as a transcript with Power Point slides that can printed directly off our web page. This will allow you to review the forward-looking statements at your leisure.
As I said, we believe the acquisition of UAP is an excellent strategic fit for Agrium, as we invest through the value chain for balanced growth and earnings stability. This acquisition will also be very timely given the exceptional strength in the medium to long-term outlook for the agricultural sector. It also helps us achieve our long-stated goal of doubling earnings once again from our retail operations.
Another of our key goals is to maintain our investment grade credit rating and preserve our financial strength. We’ve structured this deal in order to do that. We believe the acquisition will create significant value for Agrium and UAP shareholders, and we expect to capture annual synergies of about $115 million per year by 2010, with the majority of that being obtained in 2009. It should be noted that this acquisition is expected to be slightly accretive in the first year and significantly accretive thereafter.
I’ll take a few minutes to provide a high level overview of the acquisition. This deal has the full support of UAP’s Board, and we have fully committed bank financing in place to support the offer. The all cash offer is for US$39 per share, and we’ll assume existing debt, estimated to be $487 million, which will be refinanced. The minimum requirements of a simple majority of shares to be tendered are outlined in the slide.
For those of you who follow the global agricultural markets, you already know that the fundamentals of this sector are among the strongest we have seen. Global grain has outpaced — global grain use, sorry, has outpaced production in seven of the last eight years, as growing global population and steadily improving diets in the fastest growing economies of the world push grain demand higher. Increased crop use for biofuel production has also contributed to higher grain demand, due primarily to significantly higher global energy prices and new technologies. This has resulted in significant draw-down in grain inventories, resulting in the lowest global grain stocks in modern history.
As a result of these factors, grain prices have responded. Corn prices remain almost double historic levels and are expected to remain strong in 2008 and beyond. Wheat prices are more than double their historic levels, and soybeans are about 75% above the five year average.

We believe a new significantly higher base corn acreage has been established in the U.S., as corn producer economics still support a larger than historic average corn crop. A U.S. corn crop from 87 to 89 million acres is expected in 2008, and Doane’s forecasts suggest crops of approximately 90 million acres in 2008 and beyond.
Let me now turn to how this acquisition can create shareholder value. First, I will take a few minutes to review UAP’s business. UAP is a major distributor of crop inputs in the United States, with a smaller presence in Canada, with over $3 billion in annual revenues and $226 million in EBITDA over the last 12 months.
The business operates over 370 facilities in North America and has a strong presence in the key crop growing regions of the United States, with a heavy weighting towards crop protection products and seed sales. Agrium sales have grown significantly over the past five years. With the addition of UAP our net sales would exceed $8 billion on a pro forma basis.
UAP’s product mix also complements our own very well, bringing a more balanced mix in sales of the major crop inputs with potential to leverage each organization’s strengths, in particular, UAP’s relative strength in crop protection products and Agrium’s strengths in nutrients. The acquisition of UAP is expected to more than double the current EBITDA of Agrium’s retail operations. This would significantly increase the proportion of earnings from the more stable retail operations, moving it up to 42% of Agrium’s earnings on a combined entity basis.
If one were to layer in synergies we would expect to achieve, it would raise retail’s EBITDA contribution to almost 50%. Of course, this is assuming we hold earnings from our other businesses constant, and given recent investments in our wholesale and advanced technology businesses, we expect growth in these business segments as well.
We expect to achieve significant margin enhancement through the integration of UAP’s private label crop protection business into Agrium’s retail business. We also anticipate a significant benefit from combining UAP and Agrium’s retail seed businesses, with strong brand recognition across UAP’s suite of product offerings.
We will enhance Agrium’s current business model to incorporate a two tier system in order to reach a broader spectrum of customers. We will retain Agrium’s high service, high value model, and where appropriate, add a portion of UAP’s farm centers to this business model. There are — these are existing UAP centers that tend to be more service focused. We will also establish a new service model targeting those customers who are more price sensitive and less service oriented.
UAP has 370 facilities across North America, which would almost double the number of retail outlets we operate within the U.S. This would broaden our geographic footprint across North America, significantly expanding our presence in the southern plains, southern delta, Florida, and the northern corn belt regions in particular.
This is important, as it provides additional diversity in terms of the types of crops we provide inputs for. It also further reduces our exposure to regional weather disruptions. This is also important as it provides a platform for future growth in some of these regions where we have historically not had a regional presence.
Slide 18 really brings home the transformation of future potential for our retail operations, from our acquisitions and synergies of both Royster-Clark as well as UAP. Combining our anticipated earnings in 2007, with UAP’s publicly reported results for the last 12 months and future anticipated synergies, provides a combined EBITDA which would surpass half a billion per year.

Furthermore, as you can see from this slide, our base retail operations have demonstrated over the past decade that they can deliver superior performance and growth on a consistent basis. Our historic compounded annual growth rate and EBITDA from retail over the past eight years has averaged 10% per year, and as we have achieved growth in EBITDA virtually every year, despite significant swings in grain prices over that period.
We anticipate annual synergies of about $150 million per year, and we expect to realize these synergies in three years, with approximately $20 million next year, $80 million in 2009, and $115 million in 2010 and beyond. Synergies are expected to be achieved by leveraging UAP’s crop protection procurement expertise, expansion of private label crop protection product lines through Agrium retail and also synergies in the procurement of crop nutrients, merging the seed — the two seed businesses, and reductions in SG&A expenses.
We have a proven track record of realizing synergies through acquisition. With the 2006 Royster-Clark acquisition we achieved 50% higher synergies than originally expected, and we realized them quicker than originally anticipated. We were able to double EBITDA from Royster’s retail — retail operations within two years, primarily as a result of synergies captured.
Our completion of the transaction — upon completion of the transaction we’ve structured our debt to capital ratio such that it will remain in line with investment grade rating. As part of this structure, we will be issuing $1.25 billion in equity, with the remainder of the acquisition cost in debt.
In closing I would like to remind you that we have a proven track record of timely integration implementation, and we’ve shown that we can extract value from acquired retail assets. Our unique strategy within this industry enables us to continue to grow and benefit across the value chain through our wholesale, retail, and advanced technology business units.
The acquisition of UAP puts us in a strong position to capitalize on the strength of the U.S. and global agriculture markets, and we believe we will succeed in extracting that value for the benefit of our shareholders. Thank you for joining us on this exciting day, and I’ll now open the line up for questions.
QUESTION AND ANSWER SESSION
Operator: Thank you. Ladies and gentlemen, we will now be conducting a question and answer session. (OPERATOR INSTRUCTIONS). Thank you. Our first question comes from the line of Mark Connelly with Credit Suisse. Please proceed with your question.
Mike Wilson: Good morning, Mark.
Mark Connelly: Morning. Can you just help us understand a little bit better how you’re going to keep these two business models separate and sort of combine them? I’m particularly curious whether you’ll — you’ll be offering the same business models. Are the two distinct business models in the same regions?
Mike Wilson: Okay, I’ll — I’ll just make one comment and that is — there are a lot of overlaps. A lot of the synergies are coming from the private label and from buying efficiencies and some from SG&A. But get Richard Gearheard just to comment on how we’re going to manage the business and structure it.

Richard Gearheard: In a way it’s similar to Royster. There’s not that many facilities competing with each other, considering the large number of them. So it’ll allow us to continue, if it’s a different model — continue with that different model in those markets — and it will not be competing with the crop production services or western farm service facilities.
It is something that UAP people know how to do well, and those people will be with the combined entity, and we’ll rely on them to run those well. What they do well — the facilities that are the high service facilities that are run like our normal model will be incorporated into our system.
Mike Wilson: I think the other point to make, Mark, is there really is minimal overlap when we look at these businesses, so we won’t see ourselves competing in a specific area.
Mark Connelly: Okay, now will you maintain two separate identities for the two business models?
Richard Gearheard: I would think they would be called something different. Today what they would be called — I mean, I know that the existing Agrium places will be called what they are, but the new ones will be something slightly different, I’m not sure what it will be.
Mark Connelly: Okay, very good.
Mike Wilson: Those decisions will be made quickly, but within the first three months.
Mark Connelly: Okay, that’s helpful. Thank you.
Mike Wilson: Thanks, Mark.
Operator: Thank you. Our next question comes from the line of Don Carson with Merrill Lynch. Please proceed with your question.
Don Carson: Thank you.
Mike Wilson: Good morning, Don.
Don Carson: Good morning. Mike, just a question on, sort of, corporate structure. I mean, you’re paying a pretty full price here prior to acquisitions, I think a little over 11 times existing EBITDA, gets down to 7 1/2 or so with — with your synergies. But that’s still above where Agrium trades today. Would you eventually think of splitting the Company into retail and wholesale to capture the full value. It does appear that over time investors are willing to give a higher multiple to retail operations. Just wondering about the whole strategy of having these two very different businesses in one share.
Mike Wilson: Well, a couple comments, Don. First of all, we have paid a good price for this, but it is very accretive, and Richard has set himself some tough stretch targets, and he’s shown us that his — he and his team can deliver on those. As far as splitting the business, we believe that this is going to bring a lot of value to the total Company. It’s always an option. We’ve always structured ourselves that way, but that certainly is not our plan in the foreseeable future.
Don Carson: And what UAP management will you be retaining? Are you pretty much just absorbing this into the — the Agrium network?

Mike Wilson: We’ll absorb into the Agrium network. Richard will have some tough decisions to make over the next month or so — month to two to three months. Most of the management, other than maybe a few at the top, I can see most of them staying, but at the top of the house there will be some changes.
Don Carson: Okay, thank you.
Operator: Thank you. Our next question comes from the line of Paul D’Amico with TD Newcrest. Please proceed with your question.
Mike Wilson: Good morning, Paul.
Paul D’Amico: Good morning, guys. Just a few questions. Mike, just going backwards, actually, on the easiest one. The debt to cap being in line with the investment grade rating — are you able to give us sort of some framework as to what we’re looking at in Q1 and when the closing comes versus year-end, what you’re thinking could be the case? And I know ‘09, obviously, is going to be dramatically different. But just to get a range as to what that net debt to cap ratio could look like.
Mike Wilson: Well, we haven’t given any guidance for going into 2008. However, business is very, very strong today, as you know. All the nutrients are up, retail is running well. I’ve got Bruce with me. I’m not sure whether he can elaborate at all.
Bruce Waterman: Yes, Paul, it’s Bruce Waterman here. The way we’ve structured the funding for the acquisition, it’s about 45% equity and 55% debt, and after we combine that, just on a balance sheet basis, we’ll be about 45%, combined basis, debt levered. It’s still a little higher than our targets, but we expect to get back within those within — within about 12 to 18 months.
Paul D’Amico: Okay, and — and so that would be — a Q1 closing would be a comfort zone between 40%, 45%, that kind of thing?
Bruce Waterman: Yes, we’d give up 45% levered, yes.
Paul D’Amico: Right. And then by year-end that would be drawn down?
Bruce Waterman: Yes, that’s right because, obviously as you’re aware the — in the current environment we are generating a lot of cash flow and — and we’ll have a lot of capability to pay down debt pretty quickly.
Paul D’Amico: Okay, I appreciate that. And last question, if I may. On the — again, an idea back into the regulatory kind of issue here. On a market share basis, Mike or Bruce, in terms of where it stands — hello?
Mike Wilson: Yes, we’re still here.
Paul D’Amico: Yes, sorry. On a market share basis, in terms of where it stands individually now, UAP and Agrium on their own, and then from there combined, what it would be? Like, it’s not just going to be one plus one equals two. There’s going to be some loss of business, I would assume that falls to some competitors, obviously nominal. But if you can get an idea as to what we’re working with on a market share basis and how that plays into on a regulatory basis.

Mike Wilson: Well, we’ll be the largest retailer in North America, and having said that, we’ll still be slightly less than 15% share of market, so there is still, obviously, lots of competitors and lots of room for us to continue to grow. You said one and one will be less than two. It may be less than two on revenue, but it’ll be significantly more on earnings.
Paul D’Amico: Understood. So less than 15% — less than 15% on total, and so that doesn’t draw any regulatory concerns. This last part on the same kind of vein. Is this something that you think would leverage on the advanced technology side going forward, or is that too soon to tell?
Mike Wilson: This is going to leverage across our entire business. From a distribution point of view, obviously we’ve got advanced technologies, and we’ve got wholesale. If you look at it, our wholesale business moves a little over seven million tons of nutrients. This retail division will be marketing likely close to six million tons of nutrients, and so when you combine the two, and as you know, a lot of that nutrient [that’s] retail markets is not Agrium products.
So you can see significant synergies on distribution, which we haven’t really looked into yet as — from a value add. And then on advanced technologies, I’m assuming some of the private label product and some of the buying efficiencies will help them significantly.
Paul D’Amico: I appreciate that. I’ll get back in queue. Thanks, guys.
Operator: Thank you. Our next question comes from the line Mike Judd with Greenwich Consultants. Please proceed with your questions.
Mike Wilson: Good morning, Mike.
Mike Judd: Good morning, and congratulations on the deal.
Mike Wilson: Thank you.
Mike Judd: Just trying to understand, now that you have — you’re going to have greater distribution. How does that benefit your base business? In other words, how much business were you doing with UAPH before, and how does it look afterwards? And then I have a follow-up, if you don’t mind, please.
Mike Wilson: As far as our base business, our base, as you know, we run our businesses separate from an internal transfer product point of view. There — the product is moved from wholesale to resale at full market price, and I believe that our retail business was only buying less than 30% — 25%, 30% of their nutrients from — from Agrium wholesale. As far as UAP goes, it was very small volume as well because of the locations of UAP.
Our — our base is heavy with potash and — and nitrogen and phosphate and sort of the Pacific Northwest and western Canada, so UAP was buying primarily from a lot of our competitors, and, to be quite honest, they’ll likely continue to buy from a lot of our competitors. Where the value comes in is on the distribution, all the distribution chain and the supply chain, where we can share warehouses, we can combine synergies when it comes to buying. So there’s a lot of value in that.
Mike Judd: Okay, and then on the seed side, obviously you’re not in the — you are obviously in the retail seed business, but how does — combining the two together, does that have any impacts in terms of relationships that you have in the prior retail organization? Is there any impact there?

Mike Wilson: Well, one comment I’ll make first is one of the values of this deal, and if you look at our strategy, we are the only global, publicly traded Company that crosses the whole value chain.
And so our view is, if you want to invest in the ag sector, and the best place to invest is Agrium. We’re strong in nutrients, got an excellent potash position, excellent nitrogen and phosphate positions, and we have a retail, and on top of that, we market now, with this combined entity, about $3 billion of chemical, seed and application services. We’re very diverse across that chain, and anyone investing in the sector doesn’t have to invest in one nutrient or in seed or in chemical, they can cover all them. I’ll get Richard to comment on seed.
Richard Gearheard: Well, together these two entities — last 12 months I think we were about $650 million in seed revenues. This would be by far the largest retailer out there in seed. I think there possibly would be some buying efficiencies with this, but one of the main benefits would be access to the very best hybrids, and you get — if you get the best hybrids, or yield the best, it should promote your private label seed sales as well.
Mike Wilson: And if you look at both UAP and Agrium retail, each of them were growing seed business in somewhere between 15% to 20% compound per year. So that business will continue to grow very rapidly.
Mike Judd: Okay, so I guess I apologize, but this — the next question is really sort of a delicate one, but are there any obvious winners and losers from a large scale seed — the Monsanto, the Syngentas, et cetera, is there — is there any obvious impact on suppliers in terms of — or are you just going to offer everybody’s product, or how does that all work out?
Mike Wilson: Richard, I’ll get your comments.
Richard Gearheard: Thanks for that one, Mike. We — obviously, when you talk chemicals, you have six major suppliers. We do business with all of them. UAP does business with all of them. I mean, you’ll have to evaluate how it all comes together and to state that one will be excluded or anything like that, we’re not prepared to do that today.
Mike Judd: Thanks for the help.
Operator: Thank you. Our next question comes from the line of Edlain Rodriguez with Goldman Sachs. Please proceed with the question.
Mike Wilson: Good morning, Edlain.
Edlain Rodriguez: Good morning, guys. Mike, can you talk about UAP’s margins, like compared to your retail business, and if they are lower than yours, like how long will it take to get to the level you — where you want them to be?
Mike Wilson: Well, I think you have to differentiate between — they have a — UAP has a slightly different model in that they have a retail business and a wholesale business, and I’ll get Richard to comment about where the margins are, and obviously we would expect them to increase. Hopefully, ours will increase as well.
Richard Gearheard: The actual product margins will never get to our level. I think the more important percentage to look at would be the EBIT or the EBITDA percentage of revenues, and even though ours is a little bit better, their — theirs is not nearly the gap there. They have lower expenses with — since they provide lower services, and they get a lower product margin. It’s all how it comes together.

With the synergies I think they’ll — the combined entity will be above where they are and we are today. So I never would expect their product margins to be what legacy Agrium retail is, but the bottom line margins should get there.
Edlain Rodriguez: Okay, thank you.
Mike Wilson: Thanks, Edlain.
Operator: Thank you. Our next question comes from the line of Jacob Bout with CIBC. Please proceed with your question.
Mike Wilson: Good morning, Jacob.
Jacob Bout: Morning. Just a question on the time of the deal. Why are you doing this now versus six months or a year ago?
Mike Wilson: I guess a couple comments on timing. Number one, a year ago we were heavily involved in — in Royster integration, and — and we’re — as you know, we’re a very disciplined Company, and we want to make sure we deliver exactly on what we said we could do, and Richard and his team did that. They — we were trying to get to a run rate of $200 million by the end of the year. We’re at a full rate of $200 million by the end of the year on Royster, and we’ve essentially doubled their EBITDA.
The other thing is we wanted to make sure that we understood the opportunity and we were very comfortable on the synergy. And to do that we had to do a lot of analysis. So that’s really what brought it back about six months.
Jacob Bout: Okay. And then are there going to be any — are you anticipating any regulatory issues or hurdles?
Mike Wilson: We don’t anticipate any. Obviously we’re going through the process. If you look at the — from a — an FTC point of view, there’s very minimal overlap, and where there is overlap, in those areas, from what we’ve analyzed, there’s a lot of competition within the region. So we’re not anticipating any.
Jacob Bout: Expectations that require the divesture of the — any of the retail centers at all?
Mike Wilson: We don’t see that, Jacob. Obviously, we’re not in control of the process, but I — as I say, there’s minimal overlap, and where there is overlap, there’s lots of competition from other players. So I can’t see any sort of remedy being put on us.
Jacob Bout: Okay. And then just a longer-term question. If you look at Agrium three to five years out, does this acquisition change the strategic direction for the Company? You’ve got a number of initiatives going on here, especially [cams], niche in Egypt, retail, and you both have mentioned potash Greenfield. What are your thoughts on the Company three to five years out? And then maybe if you can talk a little bit more about at what point would you consider spinning out the retail?

Mike Wilson: A couple comments. One, as you know, our strategy is to be global and be across the whole value chain. That strategy’s not changing. And you’ve seen us (technical difficulty) significant initiatives in that way from potash to international nitrogen to retail.
One — we have a very unique advantage versus our competitors, and that is to reach across that value chain, be it specialty advanced technology to (technical difficulty) cycle. We’re generating a lot of cash on the wholesale side, and we can reach over and invest in retail, and what you may see, five years, three years out there, whenever the cycle turns, who knows, you’re going to see the commodity guys come off, and we’re — with our stability we’re going to be much stronger, generating a lot of cash on the stable side, and we’ll have an opportunity over there. So we’re going to be, obviously, looking at opportunities across the cycle.
The other comment I’d make is — is if you look at the businesses, we believe that you can leverage a number of things across these businesses — advanced technologies, wholesale, and retail, including distribution as an example. Obviously, if we don’t get the value, and one and one and one of the three businesses adds up to three, then you’ve got to look at whether or not there’s strategic value and shareholder value in splitting off a piece. So we’re open to options, but right now that is not part of our plans at all.
Jacob Bout: All right, thank you.
Mike Wilson: Thanks, Jacob.
Operator: Thank you. Our next question comes from the line of David Silver with JPMorgan. Please proceed with your question.
Mike Wilson: Good morning, David.
David Silver: Yes, hey, good morning, guys. Couple of questions. I guess the first one would be for Richard, and this is maybe a — ask you to maybe expand on your comments to an earlier question. But you talked about one of the advantages of the greater market share in seed would be access to — to better hybrids. Could you maybe just talk about your toolbox, about improving the returns in the pesticide area or chemical — crop chemicals area, and if there’s any additional, kind of, leverage factors above distribution that you cite on — on fertilizer? In other words, what’s in your toolbox for kind of enhancing the returns up and down the product line, not just on seed?
Richard Gearheard: Well, I would say that most people would recognize UAP as being the experts in crop protection products. We will leverage off of that expertise and apply that to our crop protection products. I would say that most people would say that we’re pretty good at the fertilizer and the nutrient business. We hope to apply that — leverage that over to the UAP side.
As you know, if you follow UAP at all, they have really been trying to grow their nutrient side of their business. We think we can help them in that respect, as well as do a better job of distributing it. So, I think each Company has the areas that they do well, and we hope to retain that and not overwhelm that in any way and apply it to the other side.
David Silver: Okay. In terms of the timing in which you expect to recognize the synergies, I mean, if I’m reading this correctly, it seems like you’re going to have a pretty light touch the first year. Is that a function — and I’m sorry, with $20 million of the total of $115 million expected in the first year. So is that a reflection of maybe the timing of when this closes?

In other words, like — like the Royster deal, kind of, this deal might be closing pretty close to when the kickoff for the spring planting season comes, or is this a reflection that you need, maybe, a full six to twelve months to just get your arms around what you have there in UAP? In other words, why would the — why — you know, Richard, you’re not a patient man, I don’t think, and you certainly have a huge knowledge based on how to improve these operations. So why would the first year total be as low as $20 million?
Richard Gearheard: Well, a lot of our synergies relate to product procurement, and all of those products are sitting in the warehouse — they will be sitting in the warehouses in February, whether they be chemicals — a lot of the seed hasn’t even been distributed to the customers — whether it’s chemicals or fertilizer, so there’s not a lot at that point in time we can do to influence that on either side. Our chemicals are sitting in our warehouses. Their fertilizer’s sitting in theirs.
And a little bit of it, with the experience in managing expectations from the Royster transaction as well. We probably got a little aggressive on what we thought we could do. And, of course, we thought we were going to close the Royster transaction earlier, and it did drag out, and when it went to February, a lot of that was in place. In late February the southeast — the south market has started.
Mike Wilson: And the other comment I’ll make, David, is obviously, in the first six to nine months you have a fair amount of costs associated — up front costs, and so you have to balance that out.
David Silver: Okay. I didn’t mean to say only Richard was impatient to see results in that market as well.
Mike Wilson: I’m just insistent.
David Silver: Last question — so with Royster and now with — this is a question on management focus — management attention, but with Royster and now with UAP, I mean, you’ve made a huge commitment relative to your other businesses on retail distribution now — incremental capital, incremental management attention — so I mean, I think of a number of businesses, but if I could just focus on one. How about South American retail?
I mean, with $3 billion of revenues here and just a small fraction of that down there, how does that business fit? Does that — is that something that probably isn’t worth the time and effort, certainly to maintain, certainly over a next couple of year period, as you try to realize substantial synergies in this — in this — from this major investment?
Mike Wilson: Far from it, David. The South American retail is an excellent asset, and I’ll get Richard in a few minutes to comment how it’s growing. Also, it fits well with our Profertil investment, and as you know, we are looking into Brazil, and that will help leverage into Brazil. So South America is an excellent business. It’s well run. It doesn’t — it take management time at the high top level, but not a lot. I think Miguel is doing a fantastic job. Richard, you might want to comment about how they’re growing.
Richard Gearheard: Well, I think revenues we would expect to be up over 35% this year versus last year. It’s — they’re just a pleasant surprise every month, and we do have excellent senior management in place down there, so the requirement from our time on a day-to-day basis is very minimal. You make one or two trips a year, and you’re on go. So I think it’s something that we’re very excited — you talked — about the only market that we’re in that you can build from the ground up and almost make an immediate profit is in Argentina, so it’s — in South America in general but Argentina for us. So it’s — it’s one we’re quite excited about.

Mike Wilson: The other comment I’ll make, David, is — is this is a large acquisition. We have total confidence. We’ve got a proven record that we can integrate and get the value, but don’t lose sight of the fact, from a management point of view, we’re going to be picking up some very, very strong management from UAP. And so they’re a good company, and — and it’s not going to be all Agrium running this. We’re going to get some strong people from UAP.
David Silver: All right, thanks very much.
Mike Wilson: Thank you, David.
Operator: Thank you. Our next question comes from the line of Scott Middleman with Jefferies. Please proceed with your question.
Mike Wilson: Good morning, Scott.
Scott Middleman: Hi. Good morning. Congratulations.
Mike Wilson: Thank you.
Scott Middleman: Just two questions for you. One, are there any states in particular where you think that there’s a — a high concentration where you need to divest some retail outlets? Question one.
Mike Wilson: As I said earlier, there is minimal overlap. I’ll get Richard to comment, maybe.
Richard Gearheard: The mistake that a person can make is to look at numbers of facilities in a state, because when you start drawing circles around a place that’s 25 miles, there’s a lot of 25 mile radii within a state. So we — we’ve looked at it facility by facility, and we see minimal problems in this situation.
Scott Middleman: That’s great, and any comments on why a tender and not a regular long arm merger?
Mike Wilson: Bruce, do you have a — you know how to dance that one? Why a tender and why not a — I just thought it was the most effective. I rely on our legal people to help us with that.
Bruce Waterman: Yes, actually, we looked at it, and the tender, we don’t anticipate any problem in getting 51%, and next year we hope to get up to 90% and close very quickly, so it just — when we looked at the options, that — that seemed like a reasonable approach to take so —
Scott Middleman: All right, thanks very much.
Mike Wilson: Thanks, Scott.
Operator: Thank you. Our next question comes from the line of Brian MacArthur with UBS. Please proceed with your question.
Mike Wilson: Hey, Brian.

Brian MacArthur: Just — my question’s related to what David was discussing, the timing of the integration, but then you made a comment — the $20 million, obviously just because of the timing in the year, you don’t get it all this year. But then you made a comment, I think, Richard, that there were costs associated it — with all that, which is true. Is that $20 million net of those costs you plan to incur, or what exactly were you referring to when you went through that?
Richard Gearheard: Actually, I think Mike referred to that, but —
Brian MacArthur: Sorry. Sorry, I don’t want to put words in your mouth.
Richard Gearheard: The costs — yes, the $20 million is net of those costs. Now that would not include some transaction type costs that will be capitalized, but —
Brian MacArthur: Right.
Richard Gearheard: But as far as the ongoing expense, I would see that not as a big problem. I think Mike was referring to more of the transaction.
Brian MacArthur: Okay. Sorry. So that’s what I was getting at. So the pure operating basis, you’d be $20 million net ahead of that operating level, leaving all the bells and whistles for getting the deals done?
Richard Gearheard: Right.
Brian MacArthur: And just then following on to that at the corporate level, you talked about being earnings accretive in the first year, which I assume is 2008. Is that on assumption of 100% debt, or did you do that once you’d factor in the potential equity issue?
Richard Gearheard: No, that factors in the way we’re financing it, Brian.
Brian MacArthur: Okay. And finally, just the other question, and maybe, Mike, this is philosophical, and again everybody talks about you spinning out the retail to get value. I mean, what’s your philosophy, maybe three years you should turn around and spin out the other part and keep the retail?
Mike Wilson: I have to laugh. This is — this is an exceptionally transformational event for our Company, and I don’t think anyone should lose sight of it.
Brian MacArthur: Right.
Mike Wilson: And the fact that we’re unique across that value chain, as far as we’re concerned, gives us a positive value. We think our — we think our multiple will start to reflect that more and more. Usually multiples reflect a combination of growth and stability, and you won’t find anything more stable than our retail business when you look at any of the nutrients or any of the other businesses, and you won’t find anyone with more growth potential than we have.
So, number one, it’s a big business. There’s always an option of spinning out a business, but when they’re adding value the way they are, they’ve got the growth potential the way they are, I don’t see a value in the short-term.
Brian MacArthur: Great. Thank you very much.

Mike Wilson: Thanks, Brian.
Operator: Thank you. Our next question comes from the line of Steve — Steve Burn with Merrill Lynch. Please proceed with your question.
Mike Wilson: Hi, Steve.
Steve Burn: Hi. Good morning. UAP reports to have 17% of their chemicals and seed sales as private label with two to three times the margins of their third party brand. What — how does that metric compare to your chemical and seed sales, and is that potential mix shift included in your synergy estimate?
Mike Wilson: Richard?
Richard Gearheard: Yes, it is in our synergy estimate. I would say that UAP is one of the leaders in using private label chemicals. We’re not that big in the private label chemical area. We do have a fairly large private label seed, which is under the Vigoro name, and UAP’s under Dyna-Gro. That we’ll have to sort out to see what’s the best way to go forward on those private labels. But, yes, there’s — we think there’s significant value in converting a lot of the Agrium legacy products to the UAP private labels.
Steve Burn: Okay. And then on the fertilizer side, you have your specialty fertilizers like ESN that you only sell through CPS. You have the opportunity now to sell that through the UAP facilities. Is now the time to expand your capacity in ESN?
Mike Wilson: Maybe I can comment. Our ESN sales are running very, very well this year in ‘07. And in ‘08, the plan prior to UAP was likely that that plant would be at full capacity. This is our plant in Canada. We are looking at in-market coaters. A decision will be made on that likely in the next three to six months, and if we did put an in-market coater in, it would most likely be located strategically for the UAP assets in the southern part.
Steve Burn: Thank you.
Operator: Thank you. Our next question comes from the line of Frank Rybinski with UBS. Please proceed with your question.
Mike Wilson: Good morning.
Frank Rybinski: It’s Rybinski. Thank you very much. Hey, guys, I was just curious, given the heightened focus on retail now. Where do you see the annual rent expense for the combined entity?
Mike Wilson: You say rent expense. Help me.
Frank Rybinski: As far as trying to look at the operating leases, shifting over to the balance sheet side a little bit.
Mike Wilson: You want to — you want to comment, Bruce, on — well, just make sure you’re clear on it.
Mike Wilson: I’m so sorry, I’m still not quite sure what you mean.

Frank Rybinski: The rent expense. The annual rent expense.
Mike Wilson: Oh. Can I get back to you on that one?
Frank Rybinski: Oh, sure. Okay. And I was also curious on the — the $1.4 billion or so of debt that’s associated with this deal. Any color on how much you expect to term out?
Bruce Waterman: Yes, we’ll pick — we’ll have a term loan of — in that 450 to 500 range that we’ll pay out fairly quickly, and then we’ll — the rest of it we’ll term out in probably five and 30 year pieces longer term, as we’re comfortable with that kind of debt load long-term. But we’re sizing what we’ll pay off in the next 12 to 18 months at a level which will get us back within our ratios.
Frank Rybinski: Fantastic. Thank you.
Mike Wilson: Thank you.
Operator: Thank you. Our next question comes from the line of Marshall Reid with Banc of America. Please proceed with your question.
Mike Wilson: Morning, Marshall.
Marshall Reid: Morning. Could you talk about chemicals just as a total percent of sales, including UAP and — I know you guys have seen some pressure on pricing from generics. Is that less of a concern going forward as a combined entity?
Mike Wilson: Well, the total chemicals — Agrium revenues, if you look at this year as a base and add UAP, would be around $8 billion, and chemical, seed, and application would be around $3 billion. I’ll get Richard to talk about how the market’s changing.
Richard Gearheard: Of the retail business, the combined entity looks like it would be 43% revenues for chemicals, and yes, generics have been a problem, but — excuse me — but one thing we are seeing a rebound. One of the particular — the biggest — largest of generics would be Glyphosate, and we’re looking at price increases in the 20% to 25% range for 2008 year. So that — I think the generic price slide, we may have seen the worst of it.
Marshall Reid: Okay. A couple longer term questions. You mentioned stability. Any thoughts on the dividend going forward with the more retail — more stable retail business nearly 50% of the earnings mix here. Do you see ways to return some of that retail cash back to shareholders?
Mike Wilson: I think it’s a good point, and we’ve had a lot of discussion, both internally and at the Board level. Our priorities for — have always been balance sheet growth and then returning the money in the form of share buybacks and dividends. If you look out 12 months, we’ll have our finances in very good shape again, and we’ll be evaluating both share buyback and dividend. And I believe that as the stable part of our business comes stronger and stronger, we need to consider raising the dividend. But that’s — you might see us do a share buyback first, if there’s still growth opportunities.
Marshall Reid: Okay and then last question. You mentioned the companies combined will have less than a 15% share. Sort of where does Agrium in the retail business go from here. Does consolidation continue. I think there are a number of sort of large private co-ops out there — are they potential targets down the road.

Mike Wilson: As we’ve always said, everyone is a target. You just have to be patient and disciplined. We do have lots of room to grow — 15% is not a significant share of the market. So we believe there is still lots of room to grow. And we’ll look across that chain. There are, as we’ve shown in our investor presentation, it doesn’t have to be the large groups. Richard and his team are constantly — and UAP was doing the same, picking off some smaller ones and then there is a lot of retailers in that $25 million to $250 million-$300 million range.
Marshall Reid: Okay, great, thank you.
Mike Wilson: Thank you Marshall.
Operator: Thank you. Our next question comes from the line of (inaudible) of [T-Men and Company]. Please proceed with your question.
Mike Wilson: Good morning.
Unidentified Participant: Good morning. Maybe I missed it from earlier, but I just wanted to understand what process was — how the two companies got together. Was it just a one-on-one or did you put the company up for sale?
Mike Wilson: I could barely hear you, but what I thought I heard was how did the two companies comes together. We as Agrium are always looking at opportunities and we talked to pretty well everybody in the business. And we talked with the executive level at UAP, the value we could bring to their shareholders and the value that we thought we could bring to our shareholders and agreed to open up discussions, so it was just one of those things where you’re out looking and they weren’t out looking to sell, but when we start talking about value, they though it was a very good deal for their shareholders and their employees.
Unidentified Participant: So it was just a one-on-one process, right?
Mike Wilson: Yes, that’s correct.
Unidentified Participant: Okay, appreciate it.
Operator: Thank you. Our next question comes from the line of Charles Neivert with Morgan Stanley. Please proceed with your question.
Mike Wilson: Good morning, Charles.
Charles Neivert: Good morning. Just one quick question. With all this debt that you’re going to be taking on — is this going to change your plans in terms of expansions and some of your other wholesale businesses or have to force any delays on the potash expansions for instance?
Mike Wilson: Well, that’s one of the reasons we kept our financial flexibility. As an example of potash expansion, we believe there is room in Vanscoy to get another roughly $800,000 to $900,000 tons out of that facility and we’re aggressively pursuing it and this will not impact that.

Charles Neivert: Okay. Okay, thanks very much.
Mike Wilson: Thank you.
Operator: Thank you, our next question comes from the line of Brian Yu with Citi. Please proceed with the question.
Mike Wilson: Morning Brian.
Brian Yu: Good morning. I have a question and this dates back earlier to David’s comment. You’ve got deal multiples of pre-synergies at 11.8, which is pretty expensive and post-synergies, after having worked very hard, the deal multiple falls down to about 7.8, which is about where you guys are trading now and it just seems like you are not getting the commensurate payoff for the risk unless synergies are higher than what you’ve outlined so far. Can you just comment on, if I’m looking at right the right way?
Mike Wilson: Well, a couple of comments. One — when you do your multiples and do the math, you have to come up with the right numbers. I would say that deal has more upside than downside. We are — we deliver on what we say and you might argue, we’re slightly conservative. We haven’t factored in cross-business distribution, we haven’t factored in cross-business line efficiencies. So, we certainly feel that this has more upside than downside on us.
Bruce Waterman: This is Bruce Waterman here. We think when we get all the synergies, the multiple is going to be really below the multiple that we’re trading at right now. And of course, as we’ve mentioned, this is going to be a very accretive deal, so any time you can do a deal and increase the earnings per share and the cash-flow per share for your shareholders, it’s something that you have to look at pretty carefully.
Mike Wilson: As we talked to our shareholders, they are very excited about the fact that we are continuing to grow this business and we are bringing more stability to it. And so we believe we will see value in that Brian.
Brian Yu: Okay, that’s what I was thinking that there’s probably upside to synergies. But it [doesn’t] seem to work (inaudible — microphone inaccessible) that’s the current belief. Appreciate it.
Mike Wilson: Thank you.
Operator: Thank you. Our next question comes from the line of Michael Lewis with Jay Advisors. Please proceed with your question.
Mike Wilson: Morning Michael.
Michael Lewis: Hi, two basic questions from a new observer to the industry. First, how do you manage channel conflict on the retail side. Meaning, what type of conflict do you anticipate from other producers of, for instance, potash, right now and how will they react to this. And then secondly, does this — maybe you could comment on what you view as opportunities for consolidation on the fertilizer side going forward.
Mike Wilson: Well, first of all, I would expect Potash and Mosaic and a lot of the nutrient people there to be very excited about this because we’re a growing Company and we’re a customer of theirs. And so, I don’t see any channel conflict. Our retail business buys outright in the market and so they do by today from our competitors and I assume we’ll continue to do so.

As far as consolidation in the industry, I don’t know of anything happening right now. But there is always the opportunity for consolidation and I think everybody is looking at everyone else, but I’m not aware of anything going on right now Michael.
Michael Lewis: Okay. Can I ask one last question? I apologize. Could you just comment a little bit on how — we know the end demand is very strong, but has there been a lot of pre-buying at the distributor and retail level and maybe you could comment a little bit about what inventories are like as that level.
Mike Wilson: At the whole-sale level they are very low, I’ll get Richard to talk about the retail.
Richard Gearheard: Well, yes we historically pre-buy at this time of the year, Bruce, the Fall season is just winding down and we did pre-buy significant amounts for the Fall season. We’ve made some fairly significant arrangements already for the Spring season and certain products, we were even arranging for Spring supply, last Summer. So and that’s not different than a lot of the historical trends that we’ve had. It’s just — it’s a little higher level than it has been in the past.
Michael Lewis: Thank you.
Richard Downey: Operator, we only have time for one more quick question.
Operator: Okay, and our final question, comes from the line of Paul D’Amico. Please proceed with your question.
Mike Wilson: Morning Paul.
Paul D’Amico: Thanks guys. Just to hit home in terms of the market share being less than 15% on a combined basis. Where would you say your number two competitor in the retail sector would be on a market share basis would be the first question. And second, just on the timing issue on the equity — is that something that will coincide with the deal or shortly thereafter. What sort of timing before or after are we looking at on that. Those are my two questions.
Richard Gearheard: Well, I think the number two in terms of market-share would be about 5% — 5% to 6% of market-share. I’m not sure what the other question was.
Bruce Waterman: This is Bruce Waterman here. In terms of the timing of the equity issue also we’ll — we’re planning on coming to the market when the market is right and I would expect we’ll be timely in terms of getting the equity done, but we’ll monitor and listen to our advisors and come when the market is right.
Mike Wilson: Maybe just a few comments to wrap-up. Number one, we think the timing of this deal is great. If you look at the Ag market, you couldn’t find a better time to be strengthening your position in Ag. We have a proven track-record of acquisition and integration. I’ve got total confidence in our retail team that they’ll deliver those synergies on time and hopefully a little earlier. And I haven’t had that debate with Richard yet, but we’ll go through it.

We do have a unique strategy. We are across that value chain and we think that gives us competitive advantage and we think we will continue as stability grows in our business and the growth is recognized that we have that we will see our multiple go up and so UAP is a solid acquisition for us, we’re very excited and we thank you for taking your time this morning to listen to this. So we’ll talk to most of you later on. Take care.
Operator: Ladies and gentlemen, this does conclude today’s conference. You may disconnect your lines at this time. Thank you for your participation.
* * * * *
This transcript of the conference call relating to the tender offer is neither an offer to purchase nor a solicitation of an offer to sell shares of Agrium or UAP. At the time the subsidiary of Agrium commences the tender offer, it will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and UAP will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.
The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of UAP, at no expense to them.
The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Agrium with the SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC’s website at www.sec.gov. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in letter when they become available because they will contain important information.
Forward-Looking Statements
This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Reform Act of 1995. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to these statements include: success in achieving anticipated synergies and accretion, reliance on UAP’s publicly available information, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in Agrium’s reports and comprehensive public disclosure documents including Agrium’s Annual Information Form, and in other Agrium filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov) as well as UAP’s public filings in the United States (on EDGAR at www.sec.gov).
Consequently, all of the forward-looking statements made in or incorporated by reference in this presentation are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise these forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.